SECURITIES AND EXCHANGE COMMISSION

                              Washington, DC 20549

                                   FORM 11-K

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT of 1934 [NO FEE REQUIRED] FOR THE FISCAL YEAR ENDED DECEMBER 31, 1997 or

[]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES  EXCHANGE ACT
     OF 1934 [NO FEE REQUIRED] for the transition period from _______________ to
     __________


                          Commission File No. 1-10863

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                         YORK INTERNATIONAL CORPORATION
                                INVESTMENT PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                         YORK INTERNATIONAL CORPORATION
                           631 South Richland Avenue
                            York, Pennsylvania 17403

                                     INDEX

Item                                                               Page
----                                                               ----

Signature......................................................................2

Audited Plan Financial Statements and Schedules Prepared in Accordance
With the Financial Reporting Requirements of ERISA.............................3

Exhibit Index.................................................................18

Exhibit ......................................................................19

                                   SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Pension and Investment Committee has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.



                                        YORK INTERNATIONAL CORPORATION
                                        INVESTMENT PLAN

Date:     February 16, 1999             By:/s/ JANE G. DAVIS
          -----------------             ----------------------------------
                                        Jane G. Davis
                                        Member, Pension and Investment Committee

                         YORK INTERNATIONAL CORPORATION
                                INVESTMENT PLAN

                              Financial Statements
                                      and
                             Additional Information

                           December 31, 1997 and 1996

                          Independent Auditors' Report


To the Pension and Investment Committee of
York International Corporation:

We have audited the accompanying statements of net assets available for benefits of York International Corporation Investment Plan as of December 31, 1997 and 1996, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of York International Corporation Investment Plan as of December 31, 1997 and 1996, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the York International Corporation Investment Plan's management. The Fund Information in the financial statements is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                                           /s/ KPMG LLP

September 28, 1998


                                                       YORK INTERNATIONAL CORPORATION

                                                              INVESTMENT PLAN

                                                  Statements of Net Assets Available for Benefits
                                                             (thousands of dollars)
                                                            December 31, 1997 and 1996

                                                                    1997

                                                        PARTICIPANT DIRECTED FUND INFORMATION

                                                ------------------------------------------------------------------------------------
                                               Fixed                      Equity  Growth & OTC                 Participant
                                               Income   Puritan  Magellan Income  Income   Portfolio  Overseas Notes
                                               Fund     Fund     Fund     Fund     Fund    Fund       Fund     Receivable      Total
                                               -------- -------- -------- ------  ------   ---------  ------- -------------    -----

Assets
------

Investments:
  At fair value .............................  $    --  $17,622  $42,448  $8,851  $15,361  $6,293     $3,091   $         --$  93,666
  At contract value .........................   65,384       --       --      --       --      --         --             --   65,384
  Participant notes receivable, at fair value       --       --       --      --       --      --         --         2,631     2,631
                                               -------  -------  -------  ------  -------  ------     ------        ------  --------

     Total investments ......................   65,384   17,622   42,448   8,851   15,361   6,293     3,091          2,631   161,681
                                               -------  -------  -------  ------  -------  ------     ------        ------  --------

Receivables:
     Employer's contribution ................       23       10       21       7       15       6         4              -        86
     Participants' contributions ............      259      113      246      71      146      57        42              -       934
     Interest ...............................       --       --       --      --       --      --        --             18        18
                                               -------  -------  -------  ------  -------  ------     ------        ------  --------

     Total receivables ......................      282      123      267      78      161      63        46             18     1,038
                                               -------  -------  -------  ------  -------  ------     ------        ------  --------

     Total assets ...........................   65,666   17,745   42,715   8,929   15,522   6,356     3,137          2,649   162,719
                                               -------  -------  -------  ------  -------  ------     ------        ------  --------

Liabilities
-----------

Accrued expenses ............................        9        2        6       1        2       1         1              -        22
                                               -------  -------  ------- -------  ------- -------    ------         -------  -------


     Total liabilities ......................        9        2        6       1        2       1         1               -       22
                                              --------  -------  ------- -------  ------- -------   -------         -------  -------

Net assets available for benefits ...........  $65,657  $17,743  $42,709  $8,928  $15,520  $6,355     $3,136   $    2,649   $162,697
                                               =======  =======  =======  ======  =======  ======     ======        ======  ========




                                                              (continued)


                                                            YORK INTERNATIONAL CORPORATION

                                                                      INVESTMENT PLAN
                                                  Statements of Net Assets Available for Benefits
                                                                 (thousands of dollars)
                                                            December 31, 1997 and 1996

                                                                      1996
                                                      ------------------------------------------------------------------------------
                                                      PARTICIPANT DIRECTED FUND INFORMATION
                                                      ------------------------------------------------------------------------------


                                              Fixed                    Equity Growth & OTC                    Participant
                                              Income  Puritan Magellan Income Income   Portfolio  Overseas    Notes
                                              Fund    Fund    Fund     Fund   Fund     Fund       Fund        Receivable    Total
                                              ------- ------- -------  ------ -------- ---------  ----------- -----------   --------

Assets

Investments:
  At fair value ............................. $    -- $14,698 $33,927  $4,935 $8,777   $4,182      $ 2,343    $        --   $ 68,862
  At contract value .........................  64,817      --      --      --     --       --           --             --     64,817
  Participant notes receivable, at fair value      --      --      --      --     --       --           --          2,165      2,165
                                              ------- ------- -------  ------ ------   ------       ------         ------   --------

     Total investments ......................  64,817  14,698  33,927   4,935  8,777    4,182        2,343          2,165    135,844
                                              ------- ------- -------  ------ ------   ------       ------         ------   --------

Receivables:
     Employer's contribution ................      36      11      25       5      9        4            3             --         93
     Participants' contributions ............     275     104     225      41     88       39           31             --        803
     Interest ...............................      --      --      --      --     --       --           --             16         16
                                              ------- ------- -------  ------ ------   ------       ------         ------   --------

     Total receivables ......................     311     115     250      46     97       43           34            16        912
                                              ------- ------- -------  ------ ------   ------       ------         ------   --------

     Total assets ...........................  65,128  14,813  34,177   4,981  8,874    4,225        2,377          2,181    136,756
                                              ------- ------- -------  ------ ------   ------       ------         ------   --------

Liabilities

Accrued expenses ............................      10       2       5       1      2        1            1             --         22
                                              ------- ------- -------  ------ ------ --------     --------       --------   --------


     Total liabilities ......................      10       2       5       1      2        1            1             --         22
                                              ------- ------- -------  ------ ------ --------     --------       --------   --------


Net assets available for benefits ........... $65,118 $14,811 $34,172  $4,980 $8,872   $4,224       $2,376         $2,181   $136,734
                                              ======= ======= =======  ====== ======   ======       ======         ======   ========

See accompanying notes to financial statements.

                                                                 YORK INTERNATIONAL CORPORATION
                                                                      INVESTMENT PLAN
                                                  Statements of Changes in Net Assets Available for Benefits
                                                                      (thousands of dollars)
                                                       For the Years Ended December 31, 1997 and 1996

                                                                                   1997


                                          ------------------------------------------------------------------------------------------
                                                                   PARTICIPANT DIRECTED FUND INFORMATION
                                          ------------------------------------------------------------------------------------------
                                          Fixed                         Equity Growth & OTC                   Participant
                                          Income    Puritan   Magellan  Income Income   Portfolio Overseas    Notes
                                          Fund      Fund      Fund      Fund   Fund     Fund      Fund        Receivable    Total
                                          -------   -- --------- --------- ------ ------  --------- -----------  ---------- --------

Additions

Additions to net assets attributed to:
  Investment income:

     Net appreciation (depreciation) in

       fair value of investments ........ $     --  $  1,807  $  6,046  $1,354 $ 2,503  $   (11)  $    127    $        --   $ 11,826
     Interest and dividends .............    3,915     1,427     2,718     459     659       434       150            190      9,952

  Contributions:

     Participants .......................    3,467     1,624     3,644   1,055   2,085       958       571             --     13,404
     Employer ...........................      340       138       326      90     186        78        59             --      1,217
                                          --------  --------  --------  ------ -------   -------    ------         ------   --------

     Total additions ....................    7,722     4,996    12,734   2,958   5,433     1,459       907            190     36,399
                                          --------  --------  --------  ------ -------   -------    ------         ------   --------
Deductions

Deductions from net assets attributed to:

  Benefits paid to participants .........    7,837     1,556     2,900     607   1,084       459       209            105     14,757
  Administrative expenses ...............       47        11        26       6      10         4         2             --        106
                                          --------  --------  --------  ------ -------   -------    ------         ------   --------

     Total deductions ...................    7,884     1,567     2,926     613   1,094       463       211            105     14,863
                                          --------  --------  --------  ------ -------   -------    ------         ------   --------

Net increase prior to transfers .........     (162)    3,429     9,808   2,345   4,339       996       696             85     21,536
Transfers from affiliated plans .........    4,254        --        --      --      --        --        --            173      4,427
 Interfund transfers ....................   (3,553)     (497)   (1,271)  1,603   2,309     1,135        64            210         --
                                          --------  --------  --------  ------ -------   -------    ------         ------   --------

     Net increase .......................      539     2,932     8,537   3,948   6,648     2,131       760            468     25,963

Net assets available for benefits:

  Beginning of year .....................   65,118    14,811    34,172   4,980   8,872     4,224     2,376          2,181    136,734
                                          --------  --------  --------  ------ -------   -------    ------         ------   --------

  End of year ........................... $ 65,657  $ 17,743  $ 42,709  $8,928 $15,520   $ 6,355    $3,136         $2,649   $162,697
                                          ========  ========  ========  ====== =======   =======    ======         ======   ========

                                                              (continued)


                                                                 YORK INTERNATIONAL CORPORATION

                                                                           INVESTMENT PLAN

                                                  Statements of Changes in Net Assets Available for Benefits
                                                                      (thousands of dollars)
                                                       For the Years Ended December 31, 1997 and 1996

                                                                                 1996
                                                ------------------------------------------------------------------------------------
                                                              PARTICIPANT DIRECTED FUND INFORMATION
                                                ------------------------------------------------------------------------------------
                                                 Fixed                     Equity Growth & OTC                 Participant
                                                 Income  Puritan Magellan  Income Income   Portfolio  Overseas Notes
                                                 Fund    Fund    Fund      Fund   Fund     Fund       Fund     Receivable      Total
                                                 ------- ------ ---------  ------ ----     ---------  -------- ----------- ---------
Additions

Additions to net assets attributed to:
  Investment income:
     Net appreciation/(depreciation) in
       fair value of investments ............... $    -- $   270 $ (1,575) $  405 $  732 $       154  $     88  $       -- $      74
     Interest and dividends ....................   3,931   1,596    5,283     260    356         436       138         167    12,167

  Contributions:

     Participants ..............................   3,735   1,740    3,673     723  1,430         657       509          --    12,467
     Employer ..................................     364     135      320      44     89          41       39           --     1,032
                                                -------- ------- --------  ------  -----      ------    ------      ------  --------

     Total additions ...........................   8,030   3,741    7,701   1,432  2,607       1,288       774         167    25,740
                                                -------- ------- --------  ------  -----      ------    ------      ------  --------
Deductions

Deductions from net assets attributed to:
  Benefits paid to participants ................   5,307     640    1,107      35     82          34        39          79     7,323
  Administrative expenses ......................      53      11       23       4      7           4         2          --       104
                                                 -------- ------ --------  ------  -----      ------    ------      ------  --------

     Total deductions ..........................   5,360     651    1,130      39     89          38        41          79     7,427
                                                -------- ------- --------  ------  -----      ------    ------       ------ --------

Net increase prior to interfund transfers ......   2,670   3,090    6,571   1,393   ,518       1,250       733          88    18,313

Interfund transfers ............................  (1,958)   (738)  (4,944)  1,701  3,727       1,704       309         199        --
                                                -------- ------- --------  ------  -----    ------      ------      ------  --------

     Net increase ..............................     712   2,352    1,627   3,094  6,245       2,954     1,042         287    18,313

Net assets available for benefits:
  Beginning of year ............................  64,406  12,459   32,545   1,886  2,627       1,270     1,334       1,894   118,421
                                                -------- ------- --------  ------  -----      ------    ------      ------  --------

  End of year ..................................$ 65,118 $14,811 $ 34,172  $4,980 $8,872      $4,224    $2,376      $2,181  $136,734
                                                ======== ======= ========  ======  =====      ======    ======      ======  ========


See accompanying notes to financial statements.

                         YORK INTERNATIONAL CORPORATION

                                 INVESTMENT PLAN

                          NOTES TO FINANCIAL STATEMENTS

            As of and for the Years Ended December 31, 1997 and 1996

A. Plan Description

         The York International Corporation (Company) Investment Plan (Plan) is a defined contribution plan to enable eligible employees to save for retirement by investing a portion of their earnings in investment securities (see Investment Elections section below). The following brief description of the Plan is provided for general information purposes only. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

     1. Plan Administration

     The Plan is administered by a committee appointed by the Company's Board of Directors (the Plan Committee). The Plan assets are held by Corestates NA, Philadelphia, Pennsylvania, as trustee (the Trustee). Fidelity Investments Institutional Operations Company is responsible for record keeping services and fund management.

     2. Eligibility

     Employees of the Company may participate in the Plan if they have been employed for their respective eligibility period and are members of employee groups to which the Plan has been extended.

     3. Contributions to the Plan

     Each participant may elect to contribute as before tax contributions from one to sixteen percent of his or her compensation through periodic payroll withholdings. Each participant may also elect to contribute an additional one to ten percent of his or her compensation as after-tax contributions, but the total of both before-tax and after-tax contributions cannot exceed sixteen percent of compensation. Certain employee groups may be eligible to receive a Company match of 25% of the participant's pre-tax contributions. Any Company match is limited to the first 4% of the employee's earnings contributed.

     4. Investment Elections

     The Plan offers seven investment programs to participants. Participants may elect to invest in ten percent increments from zero to one hundred percent of their individual contributions in any of these funds.

                         YORK INTERNATIONAL CORPORATION

                                 INVESTMENT PLAN

                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)

     4. Investment Elections (Continued)

     The investment elections presently available are:

     The "Fixed Income Fund", under an agreement between the Trustee and various
     insurance   companies,   provides  a   guaranteed   rate  of   interest  on
     contributions.

     The "Puritan Fund" is a mutual fund which seeks to obtain as much income as possible, consistent with the preservation and conservation of capital, by investing in a broadly diversified portfolio of high-yielding securities, including common stocks, preferred stocks, and bonds.

     The "Magellan Fund" is a mutual fund which invests primarily in common stock, and securities convertible into common stock, of U.S., multinational, and foreign companies of all sizes that offer potential for growth.

     The "Equity Income Fund" is a growth and income fund. It seeks reasonable income with the potential for capital appreciation. The fund tries to achieve a yield that exceeds the composite yield of the S&P 500. It also considers the potential for capital appreciation when selecting investments. It invests primarily in income-producing equity securities (common and preferred stocks) but can also invest in bonds and convertible securities.

     The "Growth & Income Fund" is a growth and income fund. It seeks high total return through a combination of current income and capital appreciation. It invests in securities of companies that pay current dividends and offer potential growth of earnings, such as common stocks, securities convertible into common stocks, preferred stocks and fixed-income securities.

     The "OTC  Portfolio  Fund" is a growth  fund.  It seeks  long-term  capital appreciation by investing primarily in securities traded on the over-the-counter securities market. Securities in which the Portfolio Fund may invest include common stocks, preferred stocks, securities convertible into common stocks and debt securities. Companies whose securities trade on the OTC market generally are smaller or newer companies than those on the New York and American Stock Exchanges.

     The "Overseas Fund" is an international growth fund. It seeks long-term capital growth primarily through investments in foreign securities. These investments may include common stock and securities convertible into common stock, as well as debt instruments. Normally, at least 65% of the fund's total assets will be invested in securities of issuers from at least three different countries outside of North America.

                         YORK INTERNATIONAL CORPORATION

                                 INVESTMENT PLAN

                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)

     5. Participants' Accounts

     Separate accounts are maintained for each participant in each investment program. These accounts are credited with each participant's contributions and a pro rata share of fund earnings and expenses. Contributions to and earnings of each fund are invested in appropriate holdings on a timely basis.

     Participant interests are accounted for in shares of value in each program. At December 31, 1997 and 1996 the funds are comprised as follows:


                                                 Fixed Income Fund
                                        1997                          1996
                                   --------------                --------------
 Outstanding Shares (in thousands)        61,130                        64,817
      Market Value per Unit         $       1.00                  $       1.00
      Cost per Unit                 $       1.00                  $       1.00

                                                   Puritan Fund
                                        1997                          1996

                                    --------------                --------------
 Outstanding Shares (in thousands)           909                           853
      Market Value per Unit         $      19.38                  $      17.24
      Cost per Unit                 $      16.52                  $      15.83

                                                   Magellan Fund
                                        1997                          1996

                                    --------------                --------------
 Outstanding Shares (in thousands)           446                           421
      Market Value per Unit         $      95.27                  $      80.65
      Cost per Unit                 $      76.35                  $      72.63

                                                Equity Income Fund
                                        1997                          1996

                                    --------------                --------------
 Outstanding Shares (in thousands)           169                           115
      Market Value per Unit         $      52.41                  $      42.83
      Cost per Unit                 $      42.45                  $      38.70

                         YORK INTERNATIONAL CORPORATION

                                 INVESTMENT PLAN

                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)

     5. Participants' Accounts (Continued)

                                              Growth & Income Fund
                                        1997                          1996

                                    --------------                --------------
  Outstanding Shares (in thousands)          403                           286
       Market Value per Unit        $      38.10                  $      30.73
       Cost per unit                $      30.56                  $      27.31

                                                OTC Portfolio Fund
                                        1997                          1996

                                    --------------                --------------
  Outstanding Shares (in thousands)          188                           128
       Market Value per Unit        $      33.45                  $      32.71
       Cost per unit                $      32.87                  $      30.99

                                                   Overseas Fund
                                        1997                          1996

                                    --------------                --------------
  Outstanding Shares (in thousands)           95                            76
       Market Value per Unit        $      32.54                  $      30.84
       Cost per unit                $      30.96                  $      29.46

     6. Vesting

     Fund assets  attributable  to  contributions  from  participants  are fully
     vested  at  all   times.   Employer   contributions   are  vested  to  each
     participant's account based on the following schedule:

              Years of Service                         Vested %

              Less than 2                                 0%
              2                                          33%
              3                                          67%
              4 or more                                 100%

                         YORK INTERNATIONAL CORPORATION

                                 INVESTMENT PLAN

                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)

     7. Withdrawals

     Withdrawals of participant contributions may be made at the participant's option subject to Internal Revenue Code limitations. All vested interests are distributed upon termination of employment unless the participant elects to defer distribution. All assets are distributed in cash.

     8. Forfeitures

     Forfeitures may be used first to pay any expenses payable for the plan year and then shall be used to reduce the employer contributions for the plan year. At December 31, 1997 forfeited nonvested accounts totaled $53,896.

B.       Summary of Significant Accounting Policies

     The following are the significant accounting policies followed by the Plan:

     1. Basis of Accounting

     The financial statements of the Plan are prepared under the accrual method of accounting.

     2. Valuation of Investments and Income Recognition

     Investments in the Magellan Fund, Puritan Fund, Equity Income Fund, Growth & Income Fund, OTC Portfolio Fund and Overseas Fund are stated at fair value as reported by the Trustee. Investments in the Fixed Income Fund are stated at contract value. Contract value represents contributions made under the contract, plus earnings, less Plan withdrawals and administrative expenses. Participant Notes Receivable are valued at cost which approximates fair value.

     Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

     3. Administrative Expenses

     Certain administrative expenses are paid by the Company.

     4. Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

                         YORK INTERNATIONAL CORPORATION

                                 INVESTMENT PLAN

                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)

5.       Payment of Benefits

     Benefits are recorded when paid.

C.       Tax Status of the Plan

     The Internal Revenue Service has determined and informed the Company by a letter dated September 26, 1996, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is designed and is being operated in compliance with the applicable requirements of the IRC.

D.       Plan Termination

     Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

E.       Transfer in from Affiliated Plans

     During 1997 the Board of Directors of the Company, the Plan's sponsor, voted to merge effective December 31, 1997, the Investment Plan for Imeco Employees and the Miller-Picking Corporation Retirement Savings Plan. All assets and the participants' eligibility were transferred to the Plan. The assets were invested in the Fixed Income Fund at December 31, 1997. The related assets were transferred to investment funds in February 1998, based on the participants' election designations.

F. Events (Unaudited) Subsequent to the Date of the Report of the Independent Auditor

     In December 1998, the Company amended the Plan to accept a participant's direct rollover from another employer's plan at any time after employment with the Company. Prior to the amendment the Plan accepted a participant's direct rollover from another employer's plan only during the first six months of employment.

     In  February  of  1998,   the  Company   amended  the  Plan  to  merge  the
     Pace-Gamewell Employee Retirement Savings Plan into the Plan.

     Effective January 1998, the Company amended the Plan to expand the participant's investment programs from seven to fourteen. The additional investment elections are:

     The "U.S. Equity Index Fund" is a growth and income fund. It seeks investment results that try to duplicate the composition and total return of the S&P 500. The fund invests primarily in the 500 companies that make up the S&P 500 and in other securities that are based on the value of the Index.

     The "U.S. Bond Index Fund" is an income fund. It seeks investment results that correspond to the aggregate price and interest performance of the debt securities in the Lehman Brothers Aggregate Bond Index. The Lehman Brothers Aggregate Bond Index is a market value weighted performance benchmark investment-grade fixed-rate debt issue, including government, corporate, asset-backed, and mortgage-backed securities, with maturities of at least one year.

     The fund invests in investment grade (medium to high quality) or above with maturities of at least one year, including U.S. Treasury or government securities and corporate bonds, asset-backed and mortgage-backed securities and U.S. dollar-denominated foreign securities.

     The "Freedom Income Fund" is an asset allocation fund designed for investors who want a simple approach to investing for retirement by investing in a collection of other Fidelity mutual funds. It seeks high current income and, as a secondary objective, some capital appreciation for those already in retirement.

     The "Freedom 2000 Fund" is an asset allocation fund designed for investors who want a simple approach to investing for retirement by investing in a collection of other Fidelity mutual funds. It seeks high total returns for those planning to retire in approximately 1-10 years.

     The "Freedom 2010 Fund" is an asset allocation fund designed for investors who want a simple approach to investing for retirement by investing in a collection of other Fidelity mutual funds. It seeks high total returns for those planning to retire in approximately 10-20 years.

     The "Freedom 2020 Fund" is an asset allocation fund designed for investors who want a simple approach to investing for retirement by investing in a collection of other Fidelity mutual funds. It seeks high total returns for those planning to retire in approximately 20-30 years.

     The "Freedom 2030 Fund" is an asset allocation fund designed for investors who want a simple approach to investing for retirement by investing in a collection of other Fidelity mutual funds. It seeks high total returns for those planning to retire in approximately 30-40 years.

     Effective March 1, 1999, the Company amended the Plan to offer participants an additional investment as follows:

     The "York International Stock Fund" consists primarily of York International Corporation stock, with a small portion of short-term money market instruments for liquidity. The liquidity is necessary to allow for daily transfers in and out of the fund. Also, participants do not receive shares of York International stock for their investment; instead their balance is reported in units of participation. The fund's share price will vary in relation to the market price of York International stock. The York International Stock Fund is not a mutual fund -- it is an unmanaged non-diversified investment option. If participants choose to invest in the York International Stock Fund, the following restrictions will apply to their investment:

     o Limitation on New Contributions - participants will only be permitted to invest up to 20% of any new contributions to the Plan in the York International Stock Fund.

     o No Rollover Purchase - participants will not be permitted to invest any portion of a rollover contribution in the York International Stock Fund.

     o No Transfers from Other Funds into the York International Stock Fund - although participants will be able to continue to make exchanges between other investment funds, participants will not be permitted to transfer amounts that are invested in another investment fund into the York International Stock Fund.

     o    Sales of York International Stock Fund Must Occur During Window Period
          - although participants will be permitted to sell any portion of their investment in the York International Stock Fund and invest the proceeds of that sale into another investment fund, any sale can only occur during a "window" period that will be established by the Company. Throughout the year, participants will be notified of upcoming window periods.

                                                                  SCHEDULE 1

                         YORK INTERNATIONAL CORPORATION

                                 INVESTMENT PLAN

           Item 27a - Schedule of Assets Held for Investment Purposes

                                 (in thousands)

                                December 31, 1997

                                                                  Total
                          Description of        Total             Current
 Identity of Issue        of Investment         Cost              Value
  ----------------------   ---------------------- ---------    ------------

 Fidelity Investments     Fixed Income Fund      $ 65,384      $ 65,384
 Fidelity Investments     Magellan Fund            34,020        42,448
 Fidelity Investments     Puritan Fund             15,026        17,622
 Fidelity Investments     Equity Income Fund        7,169         8,851
 Fidelity Investments     Growth & Income Fund     12,322        15,361
 Fidelity Investments     OTC Portfolio             6,185         6,293
 Fidelity Investments     Overseas Fund             2,939         3,091
                          Participant Notes
                              Receivable (Interest
                              Rates from 9.5%-
                              9.75%)
                                                    2,631         2,631
                                                ------------     ------------

 Total Investments at 12/31/97                   $145,677      $161,681

                                                                                                                         SCHEDULE 2


                                                         YORK INTERNATIONAL CORPORATION

                                                                INVESTMENT PLAN

                                                 Item 27d - Schedule of Reportable Transactions

                                                                 (in thousands)

                                                        For Year Ended December 31, 1997

                                                                                      Expense               Current
                                                    Purchase    Selling    Lease   Incurred with  Cost of   Value         Realized
Identity of Party Involved     Description of Asset  Price       Price     Rental   Transaction    Asset    of Asset      Gain/Loss
--------------------------     --------------------  -----       -----     ------   -----------    -----    --------      ---------

Fidelity Investment Company    Fixed Income Fund     $15,778    $    0      $0         $0       $ 15,778     $ 15,778         0

Fidelity Investment Company    Fixed Income Fund           0     15,211      0          0         15,211       15,211         0

Fidelity Investment Company    Puritan Fund            4,445          0      0          0          4,445        4,445         0

Fidelity Investment Company    Puritan Fund                0      3,328      0          0          2,912        3,328       416

Fidelity Investment Company    Magellan Fund           8,792          0      0          0          8,792        8,792         0

Fidelity Investment Company    Magellan Fund               0      6,317      0          0          5,324        6,317       993

Fidelity Investment Company    Growth & Income Fund    6,851          0      0          0          6,851        6,851         0

Fidelity Investment Company    Growth & Income Fund        0      2,770      0          0          2,330        2,770       440


                                  EXHIBIT INDEX

          Exhibit No.            Document

              23                 Consent of Independent Accountants